EXHIBIT 23.1

CONSENT OF KPMG LLP

The Board of Directors

Tumbleweed Communications Corp.:

We consent to the incorporation by reference in the registration statements (Nos. 333-84683, 333-43194, 333-48636 333-49492, 333-61076, 333-101018, and 333-103043) on Form S-8 of Tumbleweed Communications Corp. and subsidiaries of our report dated January 22, 2003 except as to Note 15, which is as of February 18, 2003, relating to the consolidated balance sheets of Tumbleweed Communications Corp. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of Tumbleweed Communications Corp.

/s/    KPMG LLP

Mountain View, California

March 20, 2003